Exhibit (a)(5)(A)

News

For Immediate Release

Black Stone Minerals, L.P. Announces Commencement of Cash Tender Offer

to Repurchase up to 100% of its Series A Preferred Units

HOUSTON, November 6, 2015 (BUSINESS WIRE) – Black Stone Minerals, L.P. (NYSE: BSM) (“Black Stone Minerals,” “BSM,” or the “partnership”) announced today that it has commenced its previously announced cash tender offer to purchase up to 100% of the 117,963 outstanding Series A Preferred Units (the “preferred units”) from its preferred unitholders at the units’ par value of $1,000.00 per preferred unit, plus unpaid accrued yield. The tender offer will expire at 5:00 p.m., New York City time, on Thursday, December 10, 2015, unless extended by the partnership. Tenders of preferred units must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials. The partnership intends to fund the tender offer with funds available under its revolving credit facility or cash on hand.

Information Regarding the Tender Offer

Black Stone Minerals has commenced a cash tender offer to purchase up to 100% of its 117,963 preferred units at their par value of $1,000.00 per preferred unit plus unpaid accrued yield. The tender offer will expire at 5:00 p.m., New York City time, on Thursday, December 10, 2015, unless extended by the partnership. Tenders of preferred units must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials.

The tender offer will not be conditioned upon any minimum number of units being tendered. Tendering unitholders may tender all or a portion of their preferred units and will receive the purchase price in cash, less applicable withholding taxes, subject to the conditions of the tender offer. These conditions, tendering instructions, and a complete explanation of the tender offer’s terms and conditions are described in the Offer to Purchase, the related Letter of Transmittal, and other materials relating to the tender offer that are being distributed to the preferred unitholders. American Stock Transfer & Trust Company, LLC will serve as the depositary for the tender offer.

While the Board of Directors of BSM’s general partner has authorized the partnership to make the tender offer, neither the partnership, its general partner, nor its general partner’s Board of Directors make any recommendation to any preferred unitholder whether to tender or refrain from tendering any preferred units. Nor has BSM authorized any other person to make any recommendation. Preferred unitholders must decide whether to tender their preferred units and, if so, how many preferred units to tender. In doing so, preferred unitholders should carefully evaluate all of the information in the tender offer documents before making any decision with respect to the tender offer and should consult their own financial and tax advisors.

The discussion of the tender offer contained in this press release is for informational purposes only and is not an offer to purchase, nor the solicitation of an offer to sell, any of BSM’s preferred units. The offer to purchase and solicitation of preferred units is being made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials, as they may be amended or supplemented. The Offer to Purchase, related Letter of Transmittal, and other related materials are being distributed to the preferred unitholders. Preferred unitholders should read those materials carefully before making any decisions with respect to the tender offer because they contain important information, including instructions on how to tender the preferred units. BSM is also filing a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal, and other related materials, as well as any amendments or supplements, will be available to preferred unitholders for no charge on the SEC’s website (www.sec.gov). Preferred unitholders may also obtain a copy of these documents, as well as any other documents that Black Stone Minerals has filed with the SEC, without charge, by contacting BSM or through its website at www.blackstoneminerals.com.

Forward-Looking Statements

This news release includes forward-looking statements. All statements, other than statements of historical facts, included in this news release that address activities, events, or developments that Black Stone Minerals expects, believes, or anticipates will or may occur in the future are forward-looking statements. Terminology such as “will,” “may,” “should,” “expect,” “anticipate,” “plan,” “project,” “intend,” “estimate,” “believe,” “target,” “continue,” “potential,” the negative of such terms, or other comparable terminology often identify forward-looking statements. Except as required by law, Black Stone Minerals undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this news release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. All forward-looking statements are qualified in their entirety by these cautionary statements. These forward-looking statements involve risks and uncertainties, many of which are beyond the control of Black Stone Minerals, which may cause the partnership’s actual results to differ materially from those implied or expressed by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

•	the partnership’s ability to execute its business strategies;

•	the volatility of realized oil and natural gas prices;

•	the level of production on the partnership’s properties;

•	regional supply and demand factors, delays, or interruptions of production;

•	the partnership’s ability to replace its oil and natural gas reserves; and

•	the partnership’s ability to identify, complete, and integrate acquisitions.

About Black Stone Minerals, L.P.

Black Stone Minerals is one of the largest owners of oil and natural gas mineral interests in the United States. The partnership owns mineral interests and royalty interests in over 40 states and 60 onshore basins in the continental United States. The partnership also owns and selectively participates in non-operating working interests in established development programs, primarily on its mineral and royalty holdings. The partnership expects that its large, diversified asset base and long-lived, non-cost-bearing mineral and royalty interests will result in production and reserve growth, as well as increasing quarterly distributions to its unitholders.

Contact

Brent Collins

Vice President, Investor Relations

Telephone: (713) 445-3200

investorrelations@blackstoneminerals.com